Via Facsimile and U.S. Mail
Mail Stop 03-09

							April 19, 2005

John H. Berry
Chief Financial Officer
North Pointe Holdings Corporation
28819 Franklin Road
Southfield, Michigan 48034

Re:	North Pointe Holdings Corporation
	Amendment #1 to Registration Statement on Form S-1
	Filed March 29, 2005
      File Number 333-122220

Dear Mr. Berry:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM S-1

Risk Factors

If market conditions cause reinsurance to be more costly or unavailable, we may ..., page 16
1. We note your response to comment 25 and reissue the comment in part. Please expand the discussion to address the material effects, if any, on your results of operations or financial condition if you reduce the amount of risk you underwrite or if you are unwilling to increase your net risk exposure. Disclose the difficulties you would likely encounter in finding and negotiating an agreement for reinsurance from another source. If you are unable to determine the number of reinsurers available to provide coverage, alternatively, please consider disclosing the number of reinsurers you currently have and in the event of cancellation or expiration, how long it would take you to identify a replacement reinsurer.
2. Please expand the discussion to quantify the amount of your catastrophe reinsurance coverage.

Results of Operations

Gross Premiums Written

Year Ended December 31, 2003 as Compared to Year Ended December
31,
2002, page 42
3. We note your response to our comment number 38. Please consider the need to include a discussion of the policy count metric cited as the primary driver of changes in revenues. Disclose to the extent possible the actual change in the number of policies written. Further, related to the personal lines, it appears that the company has offsetting factors given that the increase in rates appears to have resulted in a lower policy count.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources, page 48
4. We note your response to comment 39 and reissue the comment in part. Please expand on your revised disclosure to explain with more specificity how you manage your cash and investments as it relates to its potential use towards policy liabilities. Please more fully explain your statement, "we manage our cash and investments in a manner that limits our exposure to losses resulting form the untimely sale of securities due to unanticipated cash requirements."

Business

Losses and Loss Adjustment Expenses, pages 64-70
5. We note your revised disclosure in response to our comment number
47. However, it is still unclear how management determines which point within the range best represents the loss reserves at the period end. Please revise your disclosure include the following:

a) It seems that several point estimates are generated using various methods to arrive at the most appropriate amount to reserve. Revise the disclosure to include the high and low valuations calculated related to these methodologies.
b) Clarify whether the "point estimate" referred to in this disclosure is an actual calculated point estimate using one of these methodologies, or an amount selected by management from within the range generated by these multiple methodologies employed.
c) Include quantified and narrative disclosure of the impact that reasonably likely changes in one of more of the most significant drivers of these reserves would have on reported results, financial position and liquidity.
6. Refer to your response to comment 49. We note that the company removed the statement referenced in this comment. However, the removal of the statement does not change the reserving methodology employed. For instance, the company states that it intends to continue to use industry loss averages. In other portions of the document, the company states that this practice has consistently resulted in redundancies, but due to the lack of company specific experience it was the only method available. The wording in this section seems to imply that the company will continue with its current practice even after it becomes possible to use company specific experience. Please explain to us the appropriateness of this methodology.

Certain Relationships and Related Transactions, page 97
7. We note your response to comment 53. Please disclose whether the terms of your investment advisory services with Joon S. Moon were on terms no less favorable to the company than could be obtained with non-affiliated parties.

December 31, 2004 Financial Statements

Notes to Consolidated Financial Statements

1.  Description of Business

Acquisition Activities, pages F-8 - F-10
8. Refer to your response to comment 61. Based on the information provided in this response, we were unable to agree with management`s assertion that the carrying value of these reserves approximated the fair value of these reserves in particular to the "Original Subsidiaries" components. This is based on the fact that the income statement impact that discounting these reserves would have seems material for most periods presented. It is also unclear to us how exactly the "Risk Load" factored into this consideration. Please provide a more detailed discussion of the factors relied upon to arrive at the assertion that the carrying amounts approximated fair value.

9.  Shareholders` Equity, pages F-22 - F-23
9. Refer to your response to comment 65. We note that you determined that a beneficial conversion feature did not exist related to the issuance and subsequent changes in conversion price of these preferred shares. However, what is unclear is the basis of that determination. Please tell us how you determined that a beneficial conversion feature did not exist at the time of issuance, and the time of modification. Also clarify to us the conversion ratio at each evaluation period based on the formula described. Reference EITF 98-5 and 00-27 in your response.


*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Tabitha Akins at (202) 824-5547 or Jim
Atkinson
at (202) 942-2826 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 824-5522 or me at (202) 942-1840 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Todd B. Pfister
	Foley & Lardner LLP
	150 West Jefferson Avenue
	Suite 1000
	Detroit, Michigan 48226
??

??

??

??

John H. Berry
North Pointe Holdings Corporation
Page 1